Company Contact:	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website: www.geruigroup.com	Mr. Athan Dounis
Phone: 1-646-213-1916
Email: athan.dounis@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Group Limited Announces
Fourth Quarter and Full Year 2009 Results

ZHENGZHOU, China – March 10, 2010 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading niche and high value-added steel processing company that utilizes advanced technology to produce specialty steel products in China, today announced financial results for the fourth quarter and full year ended December 31, 2009.

Fourth Quarter 2009 Highlights

•	Revenue increased 45.3% to $57.2 million from $39.4 million in the fourth quarter of 2008
•	Gross profit increased 70.3% to $17.0 million from $10.0 million
•	Gross margin increased 430 basis points to 29.7% from 25.4%
•	Operating income increased 80.9% to $15.7 million from $8.7 million
•	Operating margin increased 550 basis points to 27.5% from 22.0%
•	Net income attributable to common stockholders increased 111.5% to $11.4 million, or $0.27 per diluted share, from $5.4 million, or $0.18 per diluted share
•	Cash and restricted cash of $79.6 million and $37.5 million, respectively, as of year-end 2009, compared to $42.6 million and $24.7 million, respectively, as of year-end 2008
•	Accounts receivable of $4.8 million as of year-end 2009, compared to $10.3 million at year-end 2008
•	Working capital of $49.3 million as of year-end 2009 versus a working capital deficit of $9.4 million at the end of 2008
•	Shareholders’ equity of $87.0 million as of year-end 2009, compared to $12.5 million at the end of 2008

Full Year 2009 Highlights

•	Full year revenue increased 11.5% to $218.9 million from $196.3 million in full year 2008
•	Gross profit increased 22.2% to $65.8 million from $53.9 million
•	Gross margin increased 270 basis points to 30.1% from 27.4%
•	Operating income increased 21.6% to $60.3 million from $49.6 million
•	Operating margin increased 230 basis points to 27.6% from 25.3%
•	Net income attributable to common stockholders increased 101.3% to $43.4 million, or $1.15 per diluted share, from $21.6 million, or $0.72 per diluted share

“We are pleased with our fourth quarter and full year results,” said Mr. Mingwang Lu, Chairman and Chief Executive Officer.  “Our top line growth was driven by our ability to increase the volume of our sales to meet continued robust customer demand and rising average selling prices for our products.  The majority of our revenues come from the domestic consumer market in China, which we believe will continue to exhibit growth.  Additionally, our continued focus on operational efficiency and cost controls helped us increase our gross and operating margins and achieve strong bottom line performance.  We continue to improve the overall utilization rate of our production capacity and better mobilize existing resources towards higher-margin product offerings to further increase our profitability.”

Fourth Quarter 2009 Results

Revenue for the three months ended December 31, 2009, was $57.2 million compared to $39.4 million for the same period in 2008, an increase of 45.3%.  The increase in revenue was due to an increase in sales volumes and average selling prices for the Company’s products.

Gross profit was $17.0 million compared to $10.0 million for the three months ended December 31, 2008, an increase of 70.3%.  Gross margin was 29.7% compared to 25.4% for the same period last year.  The increase in gross margin was mostly due to the Company’s ability to improve its supply chain management and further optimize its product mix towards higher margin products.

Total operating expenses were $1.3 million, or 2.3% of sales, compared to $1.3 million, or 3.3% of sales, in last year’s fourth quarter.  Operating income was $15.7 million, or 27.5% of sales, compared to $8.7 million, or 22.0% of sales, in the same period last year, an increase of 80.9%.  The increase in operating margin was primarily due to an improvement in operating efficiencies and cost control measures.

Net income attributable to common stockholders was $11.4 million, or $0.27 per diluted share, an increase of 111.5% from $5.4 million, or $0.18 per diluted share, in the same period last year.

Full Year 2009 Results

Revenue for full year 2009 was $218.9 million compared to $196.3 million for the same period in 2008, an increase of 11.5%.  Gross profit was $65.8 million compared to $53.9 million for full year 2008, an increase of 22.2%.  Total operating expenses were $5.5 million compared to $4.3 million for the same period last year, an increase of 28.8%.  Operating income increased 21.6% to $60.3 million, or 27.6% of sales, from $49.6 million, or 25.3% of sales, for full year 2008.  Net income attributable to common stockholders increased 101.3% to $43.4 million, or $1.15 per diluted share, compared to $21.6 million, or $0.72 per diluted share, for the same period last year.

Financial Condition

As of December 31, 2009, the Company had $79.6 million in cash and an additional $37.5 million in restricted cash, compared to $42.6 million and $24.7 million, respectively, as of December 31, 2008.  Accounts receivable was $4.8 million as of December 31, 2009, compared to $10.3 million as of December 31, 2008.  Working capital was $49.3 million versus a working capital deficit of $9.4 million at the end of 2008. Shareholder's equity was $87.0 million, compared to $12.5 million at the end of 2008.  The Company has no long-term debt.  For the full year 2009, net cash provided by operating activities was $33.8 million.

Recent Developments

•
In February 2010, the Company launched a new corporate website under the domain name of www.geruigroup.com.  The new website is designed to strengthen China Gerui’s communications with investors, customers and business partners.

•	In January 2010, the Company’s senior management team rang the opening bell at the NASDAQ MarketSite in New York City.

•	In December 2009, the Company changed its name to “China Gerui Advanced Materials Group Limited” from “Golden Green Enterprises Limited”.

Business Outlook

China Gerui’s existing production facility is running at very close to full capacity and for fiscal year 2010 the Company expects to focus on expanding its production lines in order to meet the demand for its products in the domestic market.  In addition to the high-precision cold-rolled steel strip products, the Company will focus on developing other high-margin steel products in the cold-rolled steel category, such as wide strips and sheets.

The Company is on schedule with its plan to construct a new production facility, including two 75,000 ton chromium-coated production lines to be completed by the second half of 2010 and one 100,000 ton zinc-coated production line to be completed by the end of 2011.  This expansion is expected to increase the Company’s annual production capacity to 500,000 tons by 2011.

Mr. Lu added, “Our immediate focus for 2010 is increasing our production capacity and expanding our product portfolio into higher margin coated steel and wide strip products.  We also expect to continue to benefit from the sustained rise in the purchasing power of the Chinese consumer, who is the ultimate buyer of the products our customers produce.  Another market trend that we expect to benefit from is the continuing movement toward import replacement in our industry.  Our customers are increasingly turning to our high-end precision steel products, which are more competitively priced but of the same quality as the premium priced imported products that they have historically relied upon.”

For the first quarter of 2010, the Company expects to achieve revenues of between $54 million and $56 million and net income of between $10.5 million and $11 million.  The Company expects to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2009 on or before April 30, 2010.

Conference Call Information

The Company will also host a conference call at 8:00 am ET on Wednesday, March 10, 2010.

Listeners may access the call by dialing +1 (877) 456-7316 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 758-1304. The conference participant pass code is 60267064.

A replay of the conference call will be available for 14 days starting from 9:00 am ET on Wednesday, March 10, 2010. To access the replay, dial +1(706) 645-9291. International callers should dial +1 (800) 642-1687. The passcode is 60267064.

A live and archived webcast of the call will be available on the Company’s website at http://www.geruigroup.com/Investors.html.  To listen to the live webcast, please go to the Company’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited (formerly Golden Green Enterprises Limited) is a leading niche and high value-added steel processing company that utilizes advanced technology to produce specialty steel products in China. The Company produces high-end, high-precision, ultra-thin, high-strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui’s products are not standardized commodity products.  Instead, the Company’s products are tailored to customers’ requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries.  For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2008 and otherwise in our SEC reports and filings, including the final prospectus for our offering.  Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Financial tables to follow

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
CONSOLIDATED STATEMENTS OF INCOME
(IN US DOLLARS)

	For the Three Months Ended
	December 31,		For the Year Ended December 31,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)

Revenue	$57,241,385	$39,404,168	$218,902,632	$196,264,731

Cost of revenue	(40,220,298)	(29,408,495)	(153,095,354)	(142,407,995)

Gross Profit	17,021,087	9,995,673	65,807,278	53,856,736

Operating expenses:
General and administrative expenses	(1,097,958)	(1,057,784)	(4,573,512)	(3,431,745)
Selling and marketing expenses	(204,254)	(250,000)	(919,049)	(831,108)
Total operating expenses	(1,302,212)	(1,307,784)	(5,492,561)	(4,262,853)

Operating income	15,718,875	8,687,889	60,314,717	49,593,883

Other income and (expense):
Interest income	149,792	317,174	829,056	1,395,121
Interest expenses	(728,071)	(799,604)	(3,237,757)	(3,769,423)
Sundry income	77,899	70,777	293,831	155,687

Income before income taxes and non-controlling interest	15,218,495	8,276,236	58,199,847	47,375,268

Income tax expense	(3,817,221)	(2,202,210)	(14,751,569)	(11,869,735)

Net income before non-controlling interest	11,401,274	6,074,026	43,448,278	35,505,533

Net income attributable to non- controlling interest	-	(682,652)	-	(13,920,944)

Net income attributable to common stockholders	$11,401,274	$5,391,374	$43,448,278	$21,584,589

Earnings per share
- Basic	$0.30	$0.18	$1.29	$0.72

- Diluted	$0.27	$0.18	$1.15	$0.72

Weighted average common shares outstanding
- Basic	38,035,225	30,000,000	33,751,844	30,000,000

- Diluted	41,958,860	30,000,000	37,675,479	30,000,000

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	December 31,	December 31,
	2009	2008
Assets

Current assets
Cash	$79,607,369	$42,622,404
Restricted cash	37,498,169	24,712,349
Accounts receivable, net	4,808,184	10,304,724
Inventories	5,958,880	3,554,313
Prepaid expenses and other deposits	16,473,710	10,921,055
Other receivables	2,292,133	1,266,097

Total current assets	146,638,445	93,380,942

Non-current assets
Property, plant and equipment, net	22,338,210	19,941,521
Prepaid machinery deposits	13,973,966	637,882
Land use right, net	1,399,026	1,416,220

Total non-current assets	37,711,202	21,995,623

Total assets	$184,349,647	$115,376,565

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$7,617,953	$5,339,350
Notes payable	41,013,622	26,910,956
Term loans	33,982,715	30,677,903
Income tax payable	3,817,304	2,188,677
Customers deposits	8,146,611	17,484,708
Accrued liabilities and other payables	2,728,585	6,294,406
Dividend payable	-	9,601,549
Due to former minority shareholders	-	4,310,087

Total current liabilities	97,306,790	102,807,636

Non-current liabilities Land use right payable, net	-	28,521

Total non-current liabilities	-	28,521

Total liabilities	97,306,790	102,836,157

Stockholders' equity

Common stock,
Common stock, 100,000,000 shares authorized with no par value; 40,692,323 and 30,000,000 shares outstanding as of December 31, 2009 and 2008 respectively	45,261,630	300
Additional paid-in capital	6,930,944	6,930,944
Retained earnings	32,438,982	7,515,704
Subscription receivable	-	(4,310,087)
Accumulated other comprehensive income	2,411,301	2,403,547

Total stockholders' equity	87,042,857	12,540,408

Total liabilities and stockholders' equity	$184,349,647	$115,376,565

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(FORMERLY GOLDEN GREEN ENTERPRISES LIMITED)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN US DOLLARS)

	For the year ended December 31,
	2009	2008
Cash flows from operating activities:

Net income	$43,448,278	$21,584,589

Adjustments to reconcile net income to net
cash provided by/(used in) operating activities:
Depreciation of property, plant and equipment	2,792,547	2,447,626
Amortization of land use right	30,827	30,280
Net income attributable to non-controlling interest	-	13,920,944

Changes in assets and liabilities:
Accounts receivable, net	5,496,540	(128,270)
Inventories	(2,404,567)	5,106,310
Prepaid expenses and other deposits	(5,552,655)	(311,563)
Other receivables	(1,026,036)	(630,379)
Accounts payable	2,278,603	(547,173)
Income tax payable	1,628,627	(408,010)
Customers deposit	(9,338,097)	9,035,743
Accrued liabilities and other payables	(3,565,821)	1,005,235

Net cash provided by operating activities	33,788,246	51,105,332

Cash flows from investing activities:
Capital expenditures for addition of property, plant and equipment	(5,213,329)	(6,572,185)
Capital expenditures on addition of land use right	(14,648)	-
Changes in restricted cash	(12,785,820)	(5,485,798)
Changes in prepaid machinery deposits	(13,336,084)	(637,882)
Proceeds from former owners	-	25,126,394

Net cash (used in)/provided by investing activities	(31,349,881)	12,430,529

Cash flows from financing activities:
Repayment of term loans	(37,269,379)	(26,662,742)
Proceeds from term loans	40,574,191	39,985,342
Proceeds from common stock issued	26,736,329	-
Proceeds from notes payable	14,102,666	6,430,053
Proceeds from collection of subscription receivable	4,310,087	-
Dividends paid	(9,601,549)	(42,254,947)
Land use right payable	(28,521)	(125,604)
Amount paid to former minority shareholders	(4,310,087)	-
Amount paid to former owners	-	(61,688)

Net cash provided by / (used in) financing activities	34,513,737	(22,689,586)

Net increase in cash	36,952,102	40,846,275

Effect on change of exchange rates	32,862	1,557,778

Cash as of January 1	42,622,404	218,351

Cash as of December 31	$79,607,368	$42,622,404

Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest paid	$3,237,757	$3,769,423
Income tax paid	$13,122,287	$12,277,745
Non-cash paid during the year for:
Dividend paid	$18,525,000	$-

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